Exhibit 8

Annex III

Methodology of calculation of the share distribution ratios.

Telecom Argentina Annex III Prelim. Reorg. Agmt.. Telecom Argentina Merger of Sofora, Nortel, Telecom Argentina and Telecom Annex III Personal Buenos Aires, March 31, 2017 Strictly Confidential 1

Telecom Argentina Annex III Prelim. Reorg. Agmt.. Telecom Argentina Group –Preferred B Shares Distribution Ratio The Preferred B Shares are traded on the NYSE with a significant discount to the value they should have, based on the market price of the Telecom Class B Shares, Nortel's stake in TA (55.6%) and the rights to Dividends they are entitled to: In this sense, the offer to the Preferred B Shareholders is based on considering a of its historical discount of 25% on their dividend rights (a lower discount to that performance), by giving them Telecom Class B Shares that are more liquid and have voting rights. 2

Telecom Argentina
Annex III
Prelim. Reorg. Agmt..

Telecom Argentina Group – Distribution Ratio

Nortel Shares

Common	5.330.400	78,3784%
Preferred B	1.470.455	21,6216%
Total	**6.800.855**	**100,0000%**

Nortel Shareholders' right on Telecom Argentina Dividends

	Current % of right to Dividends	Exchange rate (25%)	New % of right to Dividends	Distribution of Telecom Shares based of New % of right to Dividends
Nortel Common	51,04%	12,24%	63,28%	340.994.852
Preferred B	48,96%	-12,24%	36,72%	197.871.855
Total	**100,00%**	**0,00%**	**100,00%**	**538.866.707**

Benefit to Preferred B Shares (1)

	Per Share (in U$S)	For Total Shares (in Million of U$S)
Preferred B Shares	1	1.470.455
Voting right		21,6216%
Right to Dividends		48,96%
Nortel Market Capitalization 1/2/17 to 03/20/17 (a)	**500,46**	**735,91**
Telecom Market Capitalization 1/2/17 to 03/20/17		4.091,17
Telecom Class B share price (c)	4,22	4,22
Theoretical Nortel Market Capitalization - based on Dividend rights 1/2/17 to 03/20/17- (b)	757,40	1.113,72
Preferred B Shares Discount 1/2/17 to 03/20/17 (a)/(b)	-33,92%	-33,92%
Distribution Ratio 1 Nortel = 134,565053 Telecom Shares (d	134,565053	134,565053
Nortel Share Value after exchange (e) = (c)*(d)	**568,05**	**835,29**
Premiun Value received (e) /(a)	**13,504%**	**13,504%**

(1) The price source of the shares of Nortel and Telecom in U$S is the NYSE

Telecom Shares to be delivered to Nortel Shareholders

Nortel Common	**340.994.852**
Class A	340.994.852
Class B	-
Preferred B	**197.871.855**
Class A converted to Class B	161.039.447
Class B	36.832.408

Fintech Shares in Sofora	**298.997.360**
Ordinary Distribution Ratio	**1,14046108**
Preferred B Shares in Nortel	**1.470.455**
Preferred B Share Distribution Ratio	**134,565053**

Annex III - Page 3

Telecom Argentina Annex III Prelim. Reorg. Agmt.. Telecom Argentina Group – Current and Future Shareholder Structure Current shareholders' structure of TELECOM ARGENTINA Future shareholders' structure of TELECOM ARGENTINA Amount % Amount % Quantity % Quantity % Nortel Common (1) Series B Preferred (1) Minority Class B Class C Fintech Telecom LLC Common Class A Class B Preferred B Class A Converted to Class B Class B Minority Class B Class C 275.037.567 263.829.140 430.058.150 234.748 538.866.707 28,3790% 27,2225% 44,3743% 0,0242% 55,6014% 340.994.852 340.994.852 35,1846% 35,1846% 430.058.150 234.748 44,3743% 0,0242% 161.039.447 36.832.408 430.058.150 234.748 161.039.447 36.832.408 430.058.150 234.748 16,6164% 3,8004% 44,3743% 0,0242% 16,6164% 3,8004% 44,3743% 0,0242% Outstanding shares 969.159.605 969.159.605 100,0000% 100,0000% Treasury shares 15.221.373 15.221.373 Total Shares Issued 984.380.978 984.380.978 Outstanding shares 969.159.605 969.159.605 100,0000% 100,0000% Treasury shares 15.221.373 15.221.373 Total Shares Issued 984.380.978 984.380.978 (1) Distribution based on the percentage of dividend rights of each class 4 Right to Dividend Voting Right Right to Dividends Voting Right